Execution Version

Exhibit 4.25(a)
Dated 2 June 2016

SCORPIO TANKERS INC.
as Guarantor
and
SCOTIABANK EUROPE PLC
as Security Trustee

GUARANTEE
relating to
a Loan Agreement dated 2 June 2016

Index
Clause

1	Interpretation
2	Guarantee
3	Liability as Principal and Independent Debtor
4	Expenses
5	Adjustment of Transactions
6	Payments
7	Interest
8	Subordination
9	Enforcement
10	Representations and Warranties
11	Financial Covenants
12	Undertakings
13	Judgments and Currency Indemnity
14	Set-Off
15	Supplemental
16	Assignment
17	Notices
18	Invalidity of Loan Agreement or master agreements
19	Governing Law and Jurisdiction

Execution

Execution Page

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THIS GUARANTEE is made on 2 June 2016
PARTIES

(1)
SCORPIO TANKERS INC., a corporation incorporated in the Republic of the Marshall Islands whose registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands (the "Guarantor")

(2)	SCOTIABANK EUROPE PLC, acting through its office at 201 Bishopsgate, 6th Floor, London, England EC2M 3NS (the "Security Trustee", which expression includes its successors and assigns)
BACKGROUND

(A)
By a loan agreement dated 2 June 2016 and made between (i) STI Rose Shipping Company Limited as Borrower, (ii) the Lenders, (iii) the Agent and (iv) the Security Trustee, it was agreed that the Lenders would make available to the Borrower a facility of up to US$36,000,000.

(B)
In relation to each Swap Bank and pursuant to Master Agreements each to be made between (i) the Borrower and (ii) a Swap Bank, the Borrower and a Swap Bank may enter into Designated Transactions for the purpose of hedging the Borrower's exposure under the Loan Agreement to interest rate fluctuations and currency exposure.

(C)
By the Agency and Trust Deed entered into pursuant to the Loan Agreement, it was agreed that the Security Trustee would hold the Trust Property (including the benefit of this Guarantee) on trust for the Lenders and the Swap Banks.

(D)	The execution and delivery to the Security Trustee of this Guarantee is one of the conditions precedent to the availability of the facility under the said Loan Agreement.
OPERATIVE PROVISIONS
INTERPRETATION
Defined expressions
Words and expressions defined in the Loan Agreement shall have the same meanings when used in this Guarantee unless the context otherwise requires.
"Accounting Period" means each consecutive quarterly period during the Security Period ending on 31 March, 30 June, 30 September and 31 December of each financial year of the Guarantor.
"Cash" means any credit balance on any deposit, savings, current or other account, and any cash in hand held with banks or other financial institutions of the Guarantor and/or any subsidiary of the Guarantor which is:

(a)	freely withdrawable on demand;

(b)	not subject to any Security Interest (other than pursuant to the Finance Documents);

(c)	denominated and payable in freely transferable and freely convertible currency; and

(d)	capable of being remitted to the Guarantor or such subsidiary of the Guarantor.

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"Cash Equivalents" means:

(a)
unencumbered securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof);

(b)
time deposits, certificates of deposit or deposits in the interbank market of any commercial bank of recognised standing organised under the laws of the United States of America, any state thereof or any foreign jurisdiction having capital and surplus in excess of $500,000,000; and

(c)	such other securities or instruments as the Agent shall, with the authorisation of all the Lenders, agree in writing, provided that in respect of (a) and (b) above such Cash Equivalents shall have a rating of at least "A-" given by S&P or "A" given by Moody's (or the equivalent rating given by another Rating Agency), in each case having maturities of not more than ninety (90) days from the date of acquisition.
"Consolidated EBITDA" means, for any Accounting Period, the consolidated net income of the Guarantor for that Accounting Period:

(a)	plus, to the extent deducted in computing the net income of the Guarantor for that Accounting Period, the sum, without duplication, of:

(i)	all federal, state, local and foreign income taxes and tax distributions;

(ii)	Consolidated Net Interest Expense;

(iii)
depreciation, depletion, amortisation of intangibles and other non-cash charges or non-cash losses (including non-cash transaction expenses and the amortisation of debt discounts) and any extraordinary losses not incurred in the ordinary course of business;

(iv)	expenses incurred in connection with a special or intermediate survey (including any underwater survey done in lieu thereof) of a Fleet Vessel during such period; and

(v)	any drydocking expenses;

(b)	minus, to the extent added in computing the consolidated net income of the Guarantor for that Accounting Period:

(i)	any non-cash income or non-cash gains; and

(ii)	any extraordinary gains on asset sales not received in the ordinary course of business.
"Consolidated Funded Debt" means, for any Accounting Period, the sum of the following for the Guarantor determined (without duplication) on a consolidated basis for such period and in accordance with IFRS consistently applied:

(a)	all Financial Indebtedness; and

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(b)
all obligations to pay a specific purchase price for goods or services whether or not delivered or accepted (including take-or-pay and similar obligations which in accordance with IFRS would be shown on the liability side of a balance sheet), provided that balance sheet accruals for future drydock expenses shall not be classified as Consolidated Funded Debt.
"Consolidated Net Interest Expense" means, for any Accounting Period, the aggregate of all interest, commissions, discounts and other costs, charges or expenses accruing that are due from the Guarantor and all of its subsidiaries during the relevant Accounting Period less:

(a)	commitment fees;

(b)	interest income received; and

(c)	amortisation of deferred charges and arrangement fees, determined on a consolidated basis in accordance with IFRS and as shown in the consolidated statements of income for the Guarantor.
"Consolidated Tangible Net Worth" means, on a consolidated basis, the total shareholders' equity (including retained earnings) of the Guarantor, minus goodwill and other non-tangible items.
"Consolidated Total Capitalisation" means the Consolidated Tangible Net Worth plus Consolidated Funded Debt.
"Equity Interests" of any person means:

(a)	any and all shares and other equity interests (including common stock, preferred stock, limited liability company interests and partnership interests) in such person; and

(b)
all rights to purchase, warrants or options or convertible debt (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such person.

"Equity Proceeds" means the net cash proceeds from the issuance of common or preferred stock of the Guarantor.
"Fleet Vessel" means each vessel owned by the Guarantor and/or any of its wholly owned direct or indirect subsidiaries.
"Loan Agreement" means the loan agreement dated 2 June 2016 referred to in Recital (A) and includes any existing or future amendments or supplements, whether made with the Guarantor's consent or otherwise.
"Master Agreements" means each master agreement referred to in Recital (B) and includes any existing or future amendments or supplements whether made with the Guarantor's consent or otherwise (including all Designated Transactions from time to time entered into and confirmations from time to time exchanged under such master agreement) and, in the singular, means any of them.
"Net Debt" means Consolidated Funded Debt less Cash and Cash Equivalents of the Guarantor and its subsidiaries.

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Construction of certain terms
In this Guarantee:
"bankruptcy" includes a liquidation, receivership or administration and any form of suspension of payments, arrangement with creditors or reorganisation under any corporate or insolvency law of any country.
Application of construction and interpretation provisions of Loan Agreement
Clauses 1.2, 1.5 and 1.6 of the Loan Agreement apply, with any necessary modifications, to this Guarantee.
GUARANTEE
Guarantee and indemnity
The Guarantor unconditionally and irrevocably:
guarantees the due payment of all amounts payable by the Borrower under or in connection with the Loan Agreement and every other Finance Document and any Designated Transactions under any Master Agreement;
undertakes to pay to the Security Trustee, on the Security Trustee's demand, any such amount which is not paid by the Borrower when payable; and
fully indemnifies the Security Trustee and each other Creditor Party on the Security Trustee's demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the Security Trustee or the other Creditor Party concerned as a result of or in connection with any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal; and the amount recoverable under this indemnity shall be equal to the amount which the Security Trustee or the other Creditor Party concerned would otherwise have been entitled to recover.
No limit on number of demands
The Security Trustee may serve more than one demand under Clause 2.1 (Guarantee and indemnity).
LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR
Principal and independent debtor
The Guarantor shall be liable under this Guarantee as a principal and independent debtor and accordingly it shall not have, as regards this Guarantee, any of the rights or defences of a surety.
Waiver of rights and defences
Without limiting the generality of Clause 3.1 (Principal and independent debtor), the Guarantor shall neither be discharged by, nor have any claim against any Creditor Party in respect of:
any amendment or supplement being made to the Finance Documents or the Master Agreements;
any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Finance Documents or the Master Agreements;

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any release or loss (even though negligent) of any right or Security Interest created by the Finance Documents or the Master Agreements;
any failure (even though negligent) promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realise for its full market value an asset covered by such a Security Interest; or
any other Finance Document, either Master Agreement or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.
EXPENSES
Costs of preservation of rights, enforcement etc.
The Guarantor shall pay to the Security Trustee within three (3) Banking Days after its written demand the amount of all expenses incurred by the Security Trustee or any other Creditor Party in connection with any matter arising out of this Guarantee or any Security Interest connected with it, including any advice, claim or proceedings relating to this Guarantee or such a Security Interest.
Fees and expenses payable under Loan Agreement
Clause 4.1 (Costs of preservation of rights, enforcement etc.) is without prejudice to the Guarantor's liabilities in respect of the Borrower's obligations under clause 20 (fees and expenses) of the Loan Agreement and under similar provisions of other Finance Documents and the Master Agreements.
ADJUSTMENT OF TRANSACTIONS
Reinstatement of obligation to pay
The Guarantor shall pay to the Security Trustee on its demand any amount which any Creditor Party is required, or agrees, to pay pursuant to any claim by, or settlement with, a trustee in bankruptcy of the Borrower (or similar person) on the ground that the Loan Agreement or the Master Agreements, or a payment by the Guarantor, was invalid or on any similar ground.
PAYMENTS
Method of payments
Any amount due under this Guarantee shall be paid:
in immediately available funds;
to such account as the Security Trustee may from time to time notify to the Guarantor;
without any form of set‑off, cross‑claim or condition; and
free and clear of any tax deduction except a tax deduction which the Guarantor is required by law to make.
Grossing-up for taxes

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If the Guarantor is required by law to make a tax deduction, the amount due to the Security Trustee shall be increased by the amount necessary to ensure that the Security Trustee and (if the payment is not due to the Security Trustee for its own account) the Creditor Party beneficially interested in the payment receives and retains a net amount which, after the tax deduction, is equal to the full amount that it would otherwise have received.
INTEREST
Accrual of interest
Any amount due under this Guarantee shall carry interest after the date on which the Security Trustee demands payment of it until it is actually paid, unless interest on that same amount also accrues under the Loan Agreement or (as the case may be) any Master Agreement.
Calculation of interest
Interest under this Guarantee shall be calculated and accrue in the same way as interest under clause 7 (default interest) of the Loan Agreement.
Guarantee extends to interest payable under Loan Agreement
For the avoidance of doubt, it is confirmed that this Guarantee covers all interest payable under the Loan Agreement and the Master Agreements, including that payable under clause 7 (default interest) of the Loan Agreement and section 2(e) of the Master Agreement.
SUBORDINATION
Subordination of rights of Guarantor
All rights which the Guarantor at any time has (whether in respect of this Guarantee or any other transaction) against the Borrower, any other Security Party or their respective assets shall be fully subordinated to the rights of the Creditor Parties under the Finance Documents and the Master Agreements; and in particular, the Guarantor shall not:
claim, or in a bankruptcy of the Borrower or any other Security Party prove for, any amount payable to the Guarantor by the Borrower or any other Security Party, whether in respect of this Guarantee or any other transaction;
take or enforce any Security Interest for any such amount;
claim to set-off any such amount against any amount payable by the Guarantor to the Borrower or any other Security Party; or
claim any subrogation or other right in respect of any Finance Document or any Master Agreement or any sum received or recovered by any Creditor Party under a Finance Document or a Master Agreement.
ENFORCEMENT
No requirement to commence proceedings against Borrower
Neither the Security Trustee nor any other Creditor Party will need to commence any proceedings under, or enforce any Security Interest created by, the Loan Agreement or any other Finance Document or any Master Agreement before claiming or commencing proceedings under this Guarantee.

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Conclusive evidence of certain matters
However, as against the Guarantor:
any judgment or order of a court in England, the Republic of the Marshall Islands, the Principality of Monaco or the State of New York in the United States of America in connection with the Loan Agreement and/or the Master Agreement; and
any statement or admission of the Borrower in connection with the Loan Agreement and/or the Master Agreement, shall be binding and conclusive as to all matters of fact and law to which it relates.
Suspense account
The Security Trustee and any Creditor Party may, for the purpose of claiming or proving in a bankruptcy of the Borrower or any other Security Party, place any sum received or recovered under or by virtue of this Guarantee or any Security Interest connected with it on a separate suspense or other nominal account without applying it in satisfaction of the Borrower's obligations under the Loan Agreement or, as the case may be, any Master Agreement.
REPRESENTATIONS AND WARRANTIES
General
The Guarantor represents and warrants to the Security Trustee as follows.
Status
The Guarantor is duly incorporated and validly existing and in good standing under the laws of the Republic of the Marshall Islands.
Corporate power
The Guarantor has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:
to execute this Guarantee; and
to make all the payments contemplated by, and to comply with, this Guarantee.
Consents in force
All the consents referred to in Clause 10.3 (Corporate power) remain in force and nothing has occurred which makes any of them liable to revocation.
Legal validity and effective Security Interests
The Finance Documents to which the Guarantor is a party do now or, as the case may be, will upon execution and delivery (and, where applicable, registration as provided for in the Finance Documents):

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constitute the Guarantor's legal, valid and binding obligations enforceable against the Guarantor in accordance with their respective terms and subject to any relevant insolvency laws affecting creditors' rights generally; and
create legal, valid and binding Security Interests enforceable in accordance with their respective terms over all the assets to which they, by their terms, relate.
No third party Security Interests
Without limiting the generality of Clause 10.5 (Legal validity and effective Security Interests), at the time of the execution and delivery of each Finance Document to which the Guarantor is a party:
the Guarantor will have the right to create all the Security Interests which that Finance Document purports to create; and
no third party will have any Security Interest (except for Permitted Security Interests) or any other interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.
No conflicts
The execution by the Guarantor of the Finance Documents to which it is a party and its compliance with the Finance Documents to which it is a party will not involve or lead to a contravention of:
any law or regulation; or
the constitutional documents of the Guarantor; or
any contractual or other obligation or restriction which is binding on the Guarantor or any of its assets.
No withholding taxes
All payments which the Guarantor is liable to make under the Finance Documents to which it is a party may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.
No default
To the knowledge of the Guarantor, no Event of Default or Potential Event of Default has occurred.
Information
All information which has been provided in writing by or on behalf of the Guarantor to the Security Trustee or any other Creditor Party in connection with any Finance Document satisfied the requirements of Clause 12.2 (Information provided to be accurate); all audited and unaudited accounts which have been so provided satisfied the requirements of Clause 12.4 (Form of financial statements); and there has been no material adverse change in the financial position or state of affairs of the Guarantor from that disclosed in the latest of those accounts.
No litigation

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No legal or administrative action involving the Guarantor has been commenced or taken or, to the Guarantor's knowledge, is likely to be commenced or taken which, in either case, would be likely to have a material adverse effect on the Guarantor's financial position or profitability.
FINANCIAL COVENANTS
Minimum liquidity
The Guarantor shall, at all times, maintain Cash and Cash Equivalents on a consolidated basis, including all amounts on deposit with any bank, of not less than the greater of (a) $25,000,000 or (b) $500,000 per Fleet Vessel (the "Minimum Liquidity"), provided that for the purpose of this Clause 11.1 (Minimum liquidity), "Cash Equivalents" shall include unutilised and freely available amounts under any revolving credit facility (where no default or termination event has occurred and is continuing and there is no restriction on borrowing under such facilities) with a maturity date in excess of 12 months after the date of the financial statements delivered pursuant to Clause 12.3.
Minimum Consolidated Tangible Net Worth
The Guarantor shall maintain a Consolidated Tangible Net Worth of not less than $1,000,000,000 plus:
25 per cent. of the Guarantor 's cumulative, positive consolidated net income for each Accounting Period commencing on or after 1 January 2016; and
50 per cent. of the Equity Proceeds realised from any issuance of Equity Interests in the Guarantor occurring on or after 1 January 2016.
Maximum leverage
The Guarantor shall maintain a ratio of Net Debt to Consolidated Total Capitalisation of not more than 0.60 to 1.00, to be tested on the last day of each Accounting Period.
Minimum interest coverage
The Guarantor shall maintain a ratio of Consolidated EBITDA to Consolidated Net Interest Expense greater than 2.50 to 1.00. Such ratio shall be calculated on the last day of each Accounting Period on a trailing four quarter basis.
Most favoured Lenders
In the event at any time prior to the date falling 18 months after the date of the Loan Agreement the Guarantor agrees to the incorporation of any additional financial covenants or financial covenants which are more onerous than those contained in Clause 11 (Financial covenants) (excluding Clause 11.1 (Minimum liquidity)) into any financial contract or financial document relating to any other senior secured indebtedness of the Guarantor, the Guarantor shall provide details of such financial covenants to the Security Trustee within thirty (30) days of the Guarantor granting such financial covenants to other financing parties and those financial covenants shall be deemed to apply to this Agreement as if set out in full herein with effect from the date of such financial contract or financial document for a period ending on the date on which those financial covenants cease to have effect or otherwise be valid under that financial contract or financial document. The Guarantor shall enter into additional documentation as the Security Trustee may reasonably require in respect of such incorporation.

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UNDERTAKINGS
General
The Guarantor undertakes with the Security Trustee to comply with the following provisions of this Clause 12 (Undertakings) at all times during the Security Period, except as the Agent may, with the authority of the Majority Lenders, otherwise permit.
Information provided to be accurate
All financial and other information which is provided in writing by or on behalf of the Guarantor under or in connection with this Guarantee will be true and not misleading and will not omit any material fact or consideration.
Provision of financial statements
The Guarantor will send to the Security Trustee:
as soon as possible, but in no event later than 120 days after the end of each financial year of the Guarantor, the audited consolidated accounts of the Guarantor;
as soon as possible, but in no event later than 90 days after the end of each quarter in each financial year of the Guarantor, unaudited consolidated accounts of the Guarantor and which are certified as to their correctness by the chief financial officer of the Guarantor;
as soon as possible, but in no event later than 90 days after the end of each financial year of the Guarantor, consolidated cash flow projections for the following 3 years in a format approved by the Agent which shows balance sheets, statements of anticipated profit and loss and cash flow; and
together with the annual audited accounts referred to in paragraph (a) and with each set of quarterly unaudited accounts referred to in paragraph (b), a compliance certificate (together with supporting schedules, if any) signed by the chief financial officer of the Guarantor in the form attached as Schedule 8 (Form of Certificate of Compliance) of the Loan Agreement (or in any other format which the Agent may approve and with such other information as the Agent may require) evidencing compliance with the financial undertakings in Clause 11 (Financial Covenants) and, in the case of the compliance certificates provided together with the annual audited accounts referred to in paragraph (a) and with the second set of quarterly unaudited accounts of each financial year referred to in paragraph (b), also listing the Fair Market Value of the Ship.
Form of financial statements
All accounts (audited and unaudited) delivered under Clause 12.3 (Provision of financial statements) will:
be prepared in accordance with all applicable laws and IFRS consistently applied;
fairly represent the financial condition of the Guarantor and its subsidiaries (as the case may be) at the date of those accounts and of its profit for the period to which those accounts relate; and
fully disclose or provide for all significant liabilities of the Guarantor and its subsidiaries (as the case may be).
Consents

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The Guarantor will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Security Trustee of, all consents required:
for the Guarantor to perform its obligations under any Finance Document to which it is a party; and
for the validity or enforceability of any Finance Document to which it is a party, and the Guarantor will comply with the terms of all such consents.
Maintenance of Security Interests
The Guarantor will:
at its own cost, do all that it reasonably can to ensure that any Finance Document to which it is a party validly creates the obligations and the Security Interests which it purports to create; and
without limiting the generality of paragraph (a) above, at its own cost, promptly register, file, record or enrol any Finance Document to which it is a party with any court or authority in all Pertinent Jurisdictions, pay any stamp, registration or similar tax in all Pertinent Jurisdictions in respect of any Finance Document to which it is a party, give any notice or take any other step which may be or become necessary or desirable for any Finance Document to which it is a party to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.
Notification of litigation
The Guarantor will provide the Security Trustee with details of any legal or administrative action involving the Guarantor as soon as such action is instituted or it becomes apparent to the Guarantor that it is likely to be instituted, unless it is clear that the legal or administrative action cannot be considered material in the context of this Guarantee.
Notification of default
The Guarantor will notify the Security Trustee as soon as the Guarantor becomes aware of:
the occurrence of an Event of Default or a Potential Event of Default; or
any matter which indicates that an Event of Default or a Potential Event of Default may have occurred, and will thereafter keep the Security Trustee fully up-to-date with all developments.
Maintenance of status
The Guarantor will:
maintain its separate corporate existence and remain in good standing under the laws of the Republic of the Marshall Islands; and
remain listed on the New York Stock Exchange.
No disposal of assets, change of business
The Guarantor will not make any substantial change to the nature of its business from that existing at the date of this Guarantee.
No merger etc.

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The Guarantor shall not, and shall procure that none of its subsidiaries will, enter into any form of merger, sub-division, amalgamation or other reorganisation.
Maintenance of ownership of Borrower
The Guarantor shall remain the legal holder and direct beneficial owner of the entire issued and allotted share capital of the Borrower, free from any Security Interest, except that created by the Finance Documents.
Dividends and distributions of share capital
The Guarantor will not pay any dividend or make any other form of distribution or effect any form of redemption, purchase or return of share capital unless, in the case of a dividend, no Event of Default has occurred or will occur as a result of the payment of such dividend.
JUDGMENTS AND CURRENCY INDEMNITY
Judgments relating to Loan Agreement or Master Agreements
This Guarantee shall cover any amount payable by the Borrower under or in connection with any judgment relating to the Loan Agreement or any Master Agreement.
Currency indemnity
In addition, clause 21.4 (currency indemnity) of the Loan Agreement shall apply, with any necessary adaptations, in relation to this Guarantee.
SET-OFF
Application of credit balances
Each Creditor Party may without prior notice:
apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Guarantor at any office in any country of that Creditor Party in or towards satisfaction of any sum then due from the Guarantor to that Creditor Party under any of the Finance Documents; and
for that purpose:
break, or alter the maturity of, all or any part of a deposit of the Guarantor;
convert or translate all or any part of a deposit or other credit balance into Dollars; and
enter into any other transaction or make any entry with regard to the credit balance which the Creditor Party concerned considers appropriate.
Existing rights unaffected
No Creditor Party shall be obliged to exercise any of its rights under Clause 14.1 (Application of credit balances); and those rights shall be without prejudice and in addition to any right of set‑off, combination of accounts, charge, lien or other right or remedy to which a Creditor Party is entitled (whether under the general law or any document).
Sums deemed due to a Lender or a Swap Bank

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For the purposes of this Clause 14 (Set-Off), a sum payable by the Guarantor to the Agent or the Security Trustee for distribution to, or for the account of, a Lender or a Swap Bank shall be treated as a sum due to that Lender or, as the case may be, that Swap Bank; and each Lender's or, as the case may be, each Swap Bank’s proportion of a sum so payable for distribution to, or for the account of, the Lenders or, as the case may be, the Swap Banks shall be treated as a sum due to that Lender or, as the case may be, the Swap Banks.
SUPPLEMENTAL
Continuing guarantee
This Guarantee shall remain in force as a continuing security at all times during the Security Period.
Rights cumulative, non-exclusive
The Security Trustee's rights under and in connection with this Guarantee are cumulative, may be exercised as often as appears expedient and shall not be taken to exclude or limit any right or remedy conferred by law.
No impairment of rights under Guarantee
If the Security Trustee omits to exercise, delays in exercising or invalidly exercises any of its rights under this Guarantee, that shall not impair that or any other right of the Security Trustee under this Guarantee.
Severability of provisions
If any provision of this Guarantee is or subsequently becomes void, illegal, unenforceable or otherwise invalid, that shall not affect the validity, legality or enforceability of its other provisions.
Guarantee not affected by other security
This Guarantee shall not impair, nor be impaired by, any other guarantee, any Security Interest or any right of set-off or netting or to combine accounts which the Security Trustee or any other Creditor Party may now or later hold in connection with the Loan Agreement or any Master Agreement.
Guarantor bound by Loan Agreement
The Guarantor agrees with the Security Trustee to be bound by all provisions of the Loan Agreement which are applicable to the Security Parties in the same way as if those provisions had been set out (with any necessary modifications) in this Guarantee.
Applicability of provisions of Guarantee to other Security Interests
Any Security Interest which the Guarantor creates (whether at the time at which it signs this Guarantee or at any later time) to secure any liability under this Guarantee shall be a principal and independent security, and Clauses 3 (Liability as Principal and Independent Debtor) and 18 (Invalidity of Loan Agreement) shall, with any necessary modifications, apply to it, notwithstanding that the document creating the Security Interest neither describes it as a principal or independent security nor includes provisions similar to Clauses 3 (Liability as Principal and Independent Debtor) and 18 (Invalidity of Loan Agreement).

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Applicability of provisions of Guarantee to other rights
Clauses 3 (Liability as Principal and Independent Debtor) and 18 (Invalidity of Loan Agreement) shall also apply to any right of set-off or netting or to combine accounts which the Guarantor creates by an agreement entered into at the time of this Guarantee or at any later time (notwithstanding that the agreement does not include provisions similar to Clauses 3 (Liability as Principal and Independent Debtor) and 18 (Invalidity of Loan Agreement)), being an agreement referring to this Guarantee.
Third party rights
A person (other than a Creditor Party) who is not a party to this Guarantee has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Guarantee.
ASSIGNMENT
Assignment by Security Trustee
The Security Trustee may assign its rights under and in connection with this Guarantee to the same extent as it may assign its rights under the Loan Agreement.
NOTICES
Notices to Guarantor
Any notice or demand to the Guarantor under or in connection with this Guarantee shall be given by letter or fax at:
SCORPIO TANKERS INC
Fax No: + 3 77 97 77 83 46
or to such other address which the Guarantor may notify to the Security Trustee.
Application of certain provisions of Loan Agreement
Clauses 28.3, 28.4 and 28.5 of the Loan Agreement apply to any notice or demand under or in connection with this Guarantee.
Validity of demands
A demand under this Guarantee shall be valid notwithstanding that it is served:
on the date on which the amount to which it relates is payable by the Borrower under the Loan Agreement or, as the case may be, any Master Agreement;
at the same time as the service of a notice under clause 19.2 (events of default) of the Loan Agreement;
and a demand under this Guarantee may refer to all amounts payable under or in connection with the Loan Agreement and any Master Agreement without specifying a particular sum or aggregate sum.
Notices to Security Trustee

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Any notice to the Security Trustee under or in connection with this Guarantee shall be sent to the same address and in the same manner as notices to the Security Trustee under the Loan Agreement.
INVALIDITY OF LOAN AGREEMENT OR MASTER AGREEMENTS
Invalidity of Loan Agreement
In the event of:
the Loan Agreement now being or later becoming, with immediate or retrospective effect, void, illegal, unenforceable or otherwise invalid for any other reason whatsoever, whether of a similar kind or not; or
without limiting the scope of paragraph (a), a bankruptcy of the Borrower, the introduction of any law or any other matter resulting in the Borrower being discharged from liability under the Loan Agreement, or the Loan Agreement ceasing to operate (for example, by interest ceasing to accrue), this Guarantee shall cover any amount which would have been or become payable under or in connection with the Loan Agreement if the Loan Agreement had been and remained entirely valid, legal and enforceable, or the Borrower had not suffered bankruptcy, or any combination of such events or circumstances, as the case may be, and the Borrower had remained fully liable under it for liabilities whether invalidly incurred or validly incurred but subsequently retrospectively invalidated; and references in this Guarantee to amounts payable by the Borrower under or in connection with the Loan Agreement shall include references to any amount which would have so been or become payable as aforesaid.
Invalidity of Master Agreements and Finance Documents
Clause 18.1 (Invalidity of Loan Agreement) also applies to any Master Agreement and each of the other Finance Documents to which the Borrower is a party.
GOVERNING LAW AND JURISDICTION
English law
This Guarantee and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.
Exclusive English jurisdiction
Subject to Clause 19.3 (Choice of forum for the exclusive benefit of the Security Trustee), the courts of England shall have exclusive jurisdiction to settle any Dispute.
Choice of forum for the exclusive benefit of the Security Trustee
Clause 19.2 (Exclusive English jurisdiction) is for the exclusive benefit of the Security Trustee, which reserves the rights:
to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that Dispute; and
to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

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The Guarantor shall not commence any proceedings in any country other than England in relation to a Dispute.
Process agent
The Guarantor irrevocably appoints Scorpio UK Limited at its business address, presently at 10 Lower Grosvenor Place, London, SW1W 0EN (for the attention of the General Counsel), to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with a Dispute provided that any communication is expressly marked on the outside as "for the immediate attention of the General Counsel".
Creditor Parties' rights unaffected
Nothing in this Clause 19 (Governing Law and Jurisdiction) shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.
Meaning of "proceedings"
In this Clause 19 (Governing Law and Jurisdiction), "proceedings" means proceedings of any kind, including an application for a provisional or protective measure and a "Dispute" means any dispute arising out of or in connection with this Guarantee (including a dispute relating to the existence, validity or termination of this Guarantee) or any non-contractual obligation arising out of or in connection with this Guarantee.
THIS GUARANTEE has been entered into on the date stated at the beginning of this Guarantee.

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EXECUTION PAGE

GUARANTOR

SIGNED by Brian M. Lee	/s/ Brian M. Lee
For and on behalf of
SCORPIO TANKERS INC.
In the presence of:
/s/ Vikram Hiranandani

SECURITY TRUSTEE

SIGNED by	/s/ Philippos Arcoumanis
For and on behalf of	Name: Philippos Arcoumanis
SCOTIABANK EUROPE PLC	Title: Attorney-in-Fact
In the presence of:	/s/ Tanpreet Rooprai
Name: Tanpreet Rooprai
Title: Trainee Solicitor
15 Appold Street
London EC2A 2HB

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